Lamb Weston Holdings, Inc.
599 South Rivershore Lane
Eagle, Idaho 83616

March 21, 2024
Ms. Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Lamb Weston Holdings, Inc.
Form 10-K for the Year Ended May 28, 2023
Form 10-Q for the Quarter Ended November 26, 2023
Form 8-K furnished January 4, 2024
File No. 001-37830

Dear Ms. Erlanger:
Thank you for your letter, dated March 13, 2024, regarding Lamb Weston Holdings, Inc.’s (the “Company”) Form 10-K for the fiscal year ended May 28, 2023 (the “Form 10-K”), Form 10-Q for the fiscal quarter ended November 26, 2023 (the “Form 10-Q”) and Form 8-K furnished January 4, 2024 (the “Form 8-K”). For your convenience, we have set forth below the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) followed by our responses.
Form 8-K furnished January 4, 2024
Exhibit 99.1 Earnings Release
Reconciliation of Non-GAAP Financial Measures, page 13
1.We note from your disclosure on page 15 that you reconcile income from operations by segment to Adjusted EBITDA by segment. Please note that income from operations by segment does not appear to be a GAAP financial measure and therefore it would not be appropriate to disclose these amounts by segment or to use as a starting point for the reconciliation of Segment Adjusted EBITDA. Please revise future filings accordingly.

Response:
The Company notes the Staff’s comment and has considered the requirements of Item 10(e) of Regulation S-K as it relates to the reconciliation of non-GAAP financial measures on page 15 of the Company’s Earnings Release included as Exhibit 99.1 to the Form 8-K (the “Earnings Release”). We included this disclosure to provide investors with additional information related to adjustments made in each operating segment to calculate Segment Adjusted EBITDA, which is the metric our Chief Executive Officer (who is our chief operating decision maker (CODM)), uses to assess operating performance and make resource allocation decisions at the segment level. In doing so, we acknowledge we presented a non-GAAP metric, “segment income from operations,” and did not identify this metric as a non-GAAP financial measure. In future earnings releases, the Company will remove the tables on page 15 in their entirety and revise the table reconciling net income to total company Adjusted EBITDA (appearing on page 14 of the Earnings Release) to include a reconciliation of Segment Adjusted EBITDA to total company Adjusted EBITDA as follows (which for illustrative purposes, would have been included on page 14 of the Earnings Release):

	For the Thirteen Weeks Ended		For the Twenty-Six Weeks Ended
(in millions)	November 26, 2023	November 27, 2022	November 26, 2023	November 27, 2022
Net income	$215.0	$103.1	$449.8	$335.0
Interest expense, net	29.1	24.6	59.8	50.6
Income tax expense	66.2	36.8	136.1	110.5
Income from operations including equity method investment earnings	310.3	164.5	645.7	496.1
Depreciation and amortization	71.2	59.8	142.0	117.4
Unrealized derivative losses (gains)	1.6	(0.4)	(25.7)	3.6
Unconsolidated joint venture unrealized derivative losses (gains)	—	130.1	—	(14.4)
Foreign currency exchange losses (gains)	(9.2)	1.4	(1.8)	2.4
Items impacting comparability:
Inventory step-up from acquisition	(1.8)	—	20.7	—
Integration and acquisition-related items, net	4.8	(26.5)	8.8	(26.5)
Gain on acquisition of interest in joint venture	—	—	—	(15.1)
Adjusted EBITDA	$376.9	$328.9	$789.7	$563.5

Segment Adjusted EBITDA
North America	$321.3	$299.6	$700.7	$531.4
International	100.2	60.2	189.8	93.3
Unallocated corporate costs	(44.6)	(30.9)	(100.8)	(61.2)
Adjusted EBITDA	$376.9	$328.9	$789.7	$563.5

Form 10-Q for the Quarter Ended November 26, 2023
Note 12. Segments, page 15

2.We note that in your disclosure of segment profitability you disclose Adjusted EBITDA by segment, and then reconcile that amount to income (loss) loss from operations including equity method investment earnings, by segment. Please tell us which measure is the measure of profitability used by the CODM to measure performance and allocate resources to the segment. Please note that if the segment measure is Adjusted EBITDA, the total of the reportable segments’ Adjusted EBITDA should be reconciled to consolidated income before taxes and each amount of segment Adjusted EBITDA should not be reconciled to another segment profitability measure. See guidance in ASC 280-10-50-27 through 28, and 280-10-50-30.

Response:
The Company notes the Staff’s comment and has considered the requirements of ASC 280, Item 10(e) of Regulation S-K and Question 104.04 of the Compliance and Disclosure Interpretations (C&DI) as it relates to Note 12, Segments, appearing in the Form 10-Q. The CODM uses Segment Adjusted EBITDA to assess operating performance and make resource allocation decisions at the segment level.

In Note 12, a reconciliation was prepared in accordance with ASC 280-50-30 to reconcile Adjusted EBITDA to net income, the most directly comparable GAAP metric. As part of this reconciliation, we presented a subtotal line “income (loss) from operations including equity method investment earnings,” which was included to make it easier for investors to view and use the information presented. In doing so, we acknowledge that we presented a non-GAAP metric without identifying it as a non-GAAP financial measure. Since the measure "income (loss) from operations including equity method investment earnings" is not used by the CODM to make decisions regarding resource allocations, we will remove the subtotal in future filings. We also will revise Note 12 in future filings to reconcile Segment Adjusted EBITDA to net income, the most directly comparable GAAP measure, as follows (which for illustrative purposes, would have been included on page 15 of the Form 10-Q):

	For the Thirteen Weeks Ended		For the Twenty-Six Weeks Ended
(in millions)	November 26, 2023	November 27, 2022	November 26, 2023	November 27, 2022
Segment Adjusted EBITDA
North America	$321.3	$299.6	$700.7	$531.4
International	100.2	60.2	189.8	93.3
Unallocated corporate costs	(44.6)	(30.9)	(100.8)	(61.2)
Depreciation and amortization	71.2	59.8	142.0	117.4
Unrealized derivative losses (gains)	1.6	(0.4)	(25.7)	3.6
Unconsolidated joint venture unrealized derivative losses (gains)	—	130.1	—	(14.4)
Foreign currency exchange losses (gains)	(9.2)	1.4	(1.8)	2.4
Items impacting comparability:
Inventory step-up from acquisition	(1.8)	—	20.7	—
Integration and acquisition-related items, net	4.8	(26.5)	8.8	(26.5)
Gain on acquisition of interest in joint ventures	—	—	—	(15.1)
Interest expense, net	29.1	24.6	59.8	50.6
Income tax expense	66.2	36.8	136.1	110.5
Net Income	$215.0	$103.1	$449.8	$335.0

3.In light of the segment realignment and change to two operating and reportable segments from four operating and reportable segments, please tell us how you have considered disclosing revenue into more detailed categories for purposes of your disaggregated revenue disclosure under ASC 606-10-50-5.

Response:
The Company notes the Staff’s comment and has considered the requirements of ASC 606-10-50-5, specifically the reporting requirements regarding disaggregation of revenue. This guidance requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Entities also should consider how information about the entity’s revenue has been presented for other purposes, including disclosures presented outside the financial statements, information regularly reviewed by the CODM for evaluating performance of operating segments, and other information used by the entity to evaluate performance or make resource decisions.

In accordance with the guidance provided in ASC 606-10-55-91, examples of disaggregated categories could include type of goods or service, geographic region, market or customer type, type of contract, contract duration, timing of transfer of goods, or sales channels. As outlined below, the Company has assessed these categories and determined that the Company should report revenue at the North America and International segment level, which aligns with the level at which the CODM evaluates the financial performance of the Company and the level reviewed to make decisions regarding resource allocation matters.

In fiscal 2024, we moved from four operating and reportable segments to two. We made this change following the acquisition of the remaining 50% interest in Lamb-Weston/Meijer v.o.f (“LW EMEA”), which we completed in the fourth quarter of fiscal 2023. As part of these changes, the executive leadership team made structural management changes that included the appointment of segment presidents for North America and International, with responsibility to manage the business segments separately. The rationale behind these changes, and the operating and reportable segment realignment, relates to differences in the go to market strategy and supply chain operations in North America and International, which increased after the acquisition of the remaining 50% of LW EMEA. While the frozen potato products sold across the Company are similar in nature, the differences between the North America and International operations and strategic priorities are significant due to differences in grower contracting, customer and consumer preferences and product distribution. For example, in North America, a higher percentage of the potato crop is contracted with large growers, whereas we contract mostly with smaller growers in countries in the International segment. Potato varieties are also different in North America compared with other locations globally. In addition, in North America, we sell the products through a network of internal sales personnel and national and regional distributors, whereas in the International segment, sales are focused on individual customers through importers or small local distributors.

The CODM focuses his review on information related to volume, net sales, and Adjusted EBITDA at the North America and International segment levels. In this regard, the CODM is not provided with any information that disaggregates revenue by customer type, channel or any other category. The Company discloses information in reports it furnishes and files with the SEC consistent with the manner in which the CODM reviews information about the business to assess financial performance and make decisions regarding resource allocations. As such, the Company includes disclosures in its SEC filings and earnings releases that discuss the drivers of net sales within the Company’s North America and International segments, including price/mix and volume. In addition, while the Company occasionally discusses information related to overall trends affecting supply and demand for its products during earnings calls, such as “restaurant traffic is overall flat,” or “global frozen potato category continues to be solid,” or discusses traffic in a specific sales channel, such as quick service or full service restaurants, the Company follows these remarks with discussion of how the industry and/or competitive landscape affects the North America and International segments, which aligns with how the CODM evaluates business performance. Further, the Company describes its business and financial results to investors, analysts, and the Company’s Board of Directors by reference to the two segments, North America and International.

    Accordingly, based on the Company’s review and evaluation of the requirements of ASC 606-10-50-5, including as described above, the Company believes it does not meet the criteria for disaggregating revenue at levels below our reportable segments of North America and International.

Form 10-K for the Year Ended May 28, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Product Contribution Margin, page 35

4.We note your disclosure in the second paragraph that “excluding these items, gross profit increased $645.8 million, or 78%, to $1477.8 million.” Please note that whenever you disclose an amount that is not calculated in accordance with GAAP, such as this $1477.8 million gross profit amount, which excludes adjustments for inventory step-up and unrealized losses on hedging contracts, the measures should be labeled as Non-GAAP. We also note that in the narrative discussion of the results of operations, you disclose amounts for an adjusted product contribution margin, SG&A expenses, interest expense, and effective tax rates, which should all be labeled as Non-GAAP amounts. Please revise accordingly. See guidance in Item 10(e)(1)(ii)(E) of Regulation S-K and Question 100.05 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:
The Company notes the Staff’s comment and has considered the requirements of Item 10(e)(1)(ii)(E) of Regulation S-K and Question 100.05 of the CD&I as it relates to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Gross Profit and Product Contribution Margin” included in the Form 10-K. The Company acknowledges that non-GAAP financial measures must be labeled and clearly described in such presentations. In this regard, we respectfully submit that the Company described the adjustments related to gross profit in the paragraph immediately preceding the discussion to allow the reader to understand the calculation of gross profit excluding the items, in the Form 10-K. Similarly, in the paragraphs describing product contribution, selling, general and administrative (SG&A) expenses, interest expense and the effective tax rate, we describe the adjusting items within each paragraph. We recognize that we did not properly identify the amounts after adjustments, as non-GAAP financial measures.

In future filings, the Company will label adjusted gross profit and adjusted SG&A expenses, and any other applicable metrics, as non-GAAP financial measures. We will also reconcile these measures to the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(A-B), and we intend to include those reconciliations in tabular as opposed to narrative form. For illustrative purposes, we have included below an example of the type of table we would include in future SEC filings when presenting this type of information. We have based these illustrative disclosures on information for the fiscal year ended May 28, 2023.

	For the Fiscal Years Ended May
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
(in millions, except per share amounts)	Gross Profit		SG&A		Income from Operations		Net Income		Diluted EPS
As reported	$1,432.1	$832.0	$550.0	$387.6	$882.1	$444.4	$1,008.9	$200.9	$6.95	$1.38
Items impacting comparability:
LW EMEA acquisition-related items:
Gain on acquisition	—	—	—	—	—	—	(364.4)	—	(2.52)	—
Inventory step-up	27.0	—	—	—	27.0	—	20.0	—	0.14	—
Acquisition expenses, net	—	—	21.8	—	(21.8)	—	(12.2)	—	(0.08)	—
Total LW EMEA acquisition-related items impacting comparability	27.0	—	21.8	—	5.2	—	(356.6)	—	(2.46)	—
Gain on acquisition of interest in LWAMSA	—	—	—	—	—	—	(15.1)	—	(0.10)	—
Impact of LW EMEA natural gas and electricity derivatives	18.7	—	—	—	18.7	—	41.9	(23.5)	0.29	(0.16)
Loss on extinguishment of debt	—	—	—	—	—	—	—	40.5	—	0.27
Write-off of net investment in Russia	—	—	—	—	—	—	—	62.7	—	0.43
Total items impacting comparability	45.7	—	21.8	—	23.9	—	(329.8)	79.7	(2.27)	0.54
Adjusted	$1,477.8	$832.0	$571.8	$387.6	$906.0	$444.4	$679.1	$280.6	$4.68	$1.92

General

5.We note that on March 1, 2023 you furnished a Form 8-K announcing the completion of the acquisition of LW EMEA. We also note that this 8-K indicates that financial statements of the acquired business are not required to be filed. Please explain to us how you determined that this acquisition was not significant under Rule 3-05 of Regulation SX and therefore you did not need to file audited financial statements of the acquired entity.

Response:
The Company notes the Staff’s comment and has reviewed the requirements of Rule 3-05 of Regulation S-X in connection with its evaluation of whether audited financial statements of the Company’s former joint venture, LW EMEA, were required in connection with the Company’s acquisition of the remaining equity interests in that joint venture. In this regard, we specifically focused on the following guidance provided in the SEC’s Financial Reporting Manual:

2020.3 Significance Implementation - Business Combination Achieved in Stages or Step Acquisition of a Rule 11-01(d) Business – General - If a registrant increases its investment in a business relative to the prior year, base the tests of significance on the increase in the registrant's proportionate interest in assets and net income during the year, rather than the cumulative interest to date. However, step acquisitions which are part of a single plan to be completed within a twelve-month period should be aggregated.

Prior to the completion of the Company’s acquisition of the remaining equity interests in LW EMEA on February 28, 2023, the Company accounted for its ownership interest in the joint venture under equity method of accounting as we previously owned 50% of the joint venture. The LW EMEA acquisition was not part of a single plan that would require multiple acquisitions to be aggregated for purposes of the required significance tests. In assessing significance in connection with its financial reporting requirements, the Company reflected the acquisition of the incremental 50% of LW EMEA (i.e., increasing the Company's ownership of LW EMEA from 50% to 100%) as the increase in its proportionate interest in LW EMEA for purposes of the relevant asset and income tests. The results of the Company’s significance calculations relating to the LW EMEA acquisition are as follows:

Test	Calculation Result
Asset	9%
Investment	7%
Income	9%
Revenue	13%

The results under these significance tests did not exceed the thresholds that would require disclosure of additional financial information under Rule 3-05 of Regulation S-X. As a result, the Company was not required to present separate audited financial statements of LW EMEA in connection with the acquisition.

_____________

We appreciate the opportunity to address the Staff’s comments. If you have any questions regarding our responses, please contact Greg Jones, Vice President and Controller, at (208) 424-5442.
Sincerely,
/s/ Bernadette Madarieta

Bernadette Madarieta
Chief Financial Officer

cc:    Greg Jones